November 8, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Julie Sherman (Mail Stop 6010)

Dear Ms. Sherman:

Re:	Meridian Co., Ltd.
Amended Form 20-F
File No. 000-32359

Followings are the answers in response to your comments letter dated August 10, 2005 We also filed the Amended 20-F though EDGAR on November 9, 2005.

Item 15. Controls and Procedures

1.	The revision will be made in future filings.

Financial Statements

Report of Independent Registered Public Accounting Firm

2.	The conformed signature has been included in the amendment.

3.	The audit report from SamDuk Accounting Corporation has been included in the amendment.

Note 2. Summary of Significant Accounting Policies

4.	The followings are the explanation of our products and merchandise.

The Company’s main products are electronic medical equipments such as Bio-functional Medical System (MERIDIAN - II), Autonomic Bio-electric Response Recorder (ABR- 2000), Digital Semi-conductor Laser Therapy (LAPEX-2000), Digital Arterial Pulsewave Analyzer (DPA), Obesity Multi Functions Therapy (VENUS 21C). Also merchandises purchased form other suppliers are medical equipments which are similar with our products.

These products and merchandises are easily operated in clinic or hospital after being delivered to customers and installed. And there is no activity to increase the value of our products after delivered. So we think our current revenue reorganization is reasonable.

And the products don’t need to be examined regularly after sold to customers. The company does not have any contract for regular A/S of its products and merchandises.

The Company offers a limited warranty for product and service sales that generally provide the customer one-year warranty period against defects. To date, the Company has not incurred any material costs as a result of such warranties and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

Also, there is no revenue from software sale alone and no revenue transactions having multiple deliverables.

As a result, we will revise our note to consolidated financial statements as you advised considering the facts described above this paragraph in the future filing. We will revise our note of revenue recognition as follows:

The Company generates revenue principally through the sale of alternative medical equipment products & merchandises. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectibility is probable.

Revenue from sales of products is recognized when the products are received by customers based on the free-on board destination sales term. With regards to sales of alternative medical equipment products, The Company’s policy is not to accept product returns unless the products are defective. The conditions of acceptance are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue.

Stock Option Plan

5.	We will revise our table including a separate line item for stock-based employee compensation cost as you advised in future filing:

2004
Net income (loss)
As reported	(-)
2,057,147,
357
Stock-based employee	11,192,126
compensation cost
Pro forma	(-)
2,068,339,
483
Basic earnings per share
As reported	(-) 93
Pro forma	(-) 93

6.

At the time of issuance of Company’s stock option, our company was not listed on the US market. Pursuant to SFAS 123r, a nonpublic entity might base its expected volatility on the expected volatilities of entities that are similar except for having publicly traded securities.

In our Company’s occasion, our main business is the manufacturing of oriental medical equipments. And we could not found the similar business in NASD-OTCBB.

Also, nonpublic entities may use the minimum value method. As we know, one of the main the assumption of the minimum value method is that the volatility is zero. So we did not use a volatility factor to estimate the FV of stock options.

Note 13. Long-Term Debt

7.	The followings are the amount of debt rescheduled, interest rate, and payment period of each debt (in thousand of Korean won).

	Amount of debt	Interest	Payment
Creditor	rescheduled	rate	period
Woori Bank	391,787	3.5%	2007~2013(7 years)
SMI UABS Specialty Co., Ltd	1,000,000	3.5%	2007~2013(7 years)
Rainbow Specialty	500,000	3.5%	2007~2013(7 years)
Securitization Co., Ltd
Korea Technology Credit	1,151,884	3.5%	2007~2013(7 years)
Guarantee Fund
Small Business Corporation	300,000	3.5%	2007~2013(7 years)
Korea Foreign Exchange Bank	125,831	3.5%	2007~2013(7 years)
Shinhan Bank	41,612	3.5%	2007~2013(7 years)
Other	1,186,813	0%	2005~2007(3 years)

Total	4,697,927

1) Unsecured borrowings from financial institutions and others
The total principal amount of unsecured borrowings will be redeemed in equal installments over seven years after a three year grace period. Interest incurred prior to the Commencement amounting to (Won) 31,074 thousand is forgiven, whereas an interest rate of 3.5 % is applied to the unsecured borrowings after the Commencement.

2) Unsecured accounts payable
From 2005 through 2007, the rescheduled principal amount of (Won) 1,186,813 thousand is to be fully repaid monthly in equal amount.

We have accounted for debt rescheduling based on “SFAS 15”.

In our company’s situation, the type of restructure was continuation of the debt with a modification of terms. So we compared the total future cash flows of the restructured debt (both principal and stated interest) with the pre-restructured carrying value at first. After comparing each value of debt, we concluded that the total amount of future cash flow was greater than the carrying value. So there was no adjustment made to the carrying value of debt. However, a new effective interest rate was computed and reflected in our financial statements.

The followings are cash flow of the pre-restructured carrying value and future cash flows of restructured debt (in thousand of Korean won):

Pre-restructured carrying value		Future cash flows of restructured debt

Principal :	4,697,927	Principal :
		4,697,927
Accrued interest :		Future interest :
31,074		869,201
Total :	4,729,001	Total :	5,567,128

Note 14. Retirement and Severance Benefits

8.

As we explained in our note 2 to consolidated financial statements, the Company has just one defined benefit pension plan and does not have any other various defined benefit postretirement plan. In detail, The Company has unfunded noncontributory defined benefit pension plans basically that cover substantially all of its employees who have been with the Company for more than one year. However some of obligations, related with benefit pension plan, were funded to the National Pension Fund under the National Pension Scheme of Korea before March 1999. But since April 1999, we don’t have to reserve funds for those obligations any longer.

In our opinion, we disclosed our pension benefit plans adequately in note 2 and 14 to consolidated financial statement.

Note 20. Stock Options

9.	The terms of this transaction:

The Company had the contract to convert the debt to common stocks with its creditor. According to this contract, the Company issued 4,230,000 shares of common stock at won 174.97(US $ 0.15).

Accounting policy:

As a result of debt-for-equity swap transaction, the Company does not have liabilities amount to (won) 740,134,265 any longer. So the Company debited against short-term borrowing and credited against capital stock and paid-in capital. And also we reflected this transaction as a non-involving cash flow in our statements of cash flow (please refer to note 23).

The following is the entry for this transaction (in Korean won):

Debit:	Short -term debt	Credit:	Common Stock

	740,134,265		423,000,000
			Capital Surplus
			317,134,265

10.

As disclosed in our notes to consolidated financial statement, we issued 3,300,000 shares of common stock (par value won 100) in exchange for investor relations and marketing services with the fair value to the Company of won 563,164,800.

If the shares in a corporation are issued in exchange for services or property rather than for cash, the transaction should be reflected at the fair value of the property or services received. So we estimated the fair value of the services with the trading price of the company’s common stock, because our common stocks are traded in NASD-OTCBB.

Method of evaluating FV of service
= 0.16 USD/per share * 3,300,000 shares * 1066.60(the spot exchange rate) = 563,164,800

In our financial statements, we credited against common stock and capital surplus with recognition of service fee simultaneously. The following is the entry for this transaction:

Debit:	Service fee	563,164,800	Credit:	Common Stock	330,000,000
	(selling and administrative expenses)			Capital Surplus	233,164,800

However, there is one mistake in our cash flow statements related with this event. This transaction (issuance of common stock for IR and marketing service fee) was non-involving cash flow. In current disclosed financial statements, this transaction was reflected on the cash flows from financing activities. But this transaction is not involving cash inflow. So we think we need to amend cash flow statement. The item amended are as follows (in Korean won):

Before amendment (current f/s)	After amendment

Cash flows from operating activities:	Cash flows from operating activities:
- N/A	- Service fee
563,164,800
Cash flows from financing activities:	Cash flows from financing activities:
- Proceeds from issuance of common stock	- Proceeds from issuance of common stock
607,804,000
1,170,968,800

The amendment in the cash flow and note 23 that explains the amount of Won 607,804,000 under Proceeds from issuance of common stock has been filed.

Exhibit 12. Certifications of Chief Executive Officer and Chief Financial Officer

11.	Amendment has been filed.

In connection with your review of our above statements, we acknowledge as follows:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Hyeon Seong Myeong /s/

Hyeon Seong Myeong, President and CEO
Meridian Co., Ltd.